

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2011

Via E-mail
Stephen H. Fraser
President and Chief Executive Officer
Horizon Lines, Inc.
4064 Colony Road
Suite 200
Charlotte, NC 28211

> **Re: Horizon Lines, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 13, 2011**
> **File No. 333-176520**
> **Schedule TO-I/A**
> **Filed September 13, 2011**
> **File No. 5-81081**

Dear Mr. Fraser:

We have limited our review of your amended filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment and the information you provide in response to these comments, we may have additional comments.

Schedule TO/A

General

1. We refer to the letter to shareholders dated August 29, 2011 that is posted on your website. The letter is a written communication made by the issuer relating to the tender offer and should be filed as an exhibit to Schedule TO. Please make the requisite filings. Refer to Rule 13e-4(c)(1) and the notes thereto. Please note that this comment applies also to other written communications such as the September 14, 2011 press release.

2. Refer to Rule 13e-4(d)(2) and 13e-4 (e)(3). We note the material changes made to the prospectus and filings, including for example:

- material changes to the pro forma financial statements,
- amendments to the disclosure regarding the consideration to be offered to persons in the exchange offer who are not U.S. citizens or who fail to properly complete the questionnaire and the procedures they may follow to provide corrected information; and,
- the form of questionnaire filed as an exhibit to Schedule TO.

Please advise us of how these changes were or will be disseminated to noteholders in compliance with the aforementioned rules. Please note that dissemination of material information using mechanisms the bidder knows or is reckless in not knowing are inadequate would not comply with Regulation 14E. Refer generally to Exchange Act Release No. 34-43069, Section II.C. We may have further comment.

3. We refer to your responses to prior comments 2 and 3. Given that holders of 98% of notes executed agreements, we provide no comfort that the efforts commenced prior to the filing of the registration statement and Schedule TO did not constitute the commencement of a tender offer.

4. We refer to your response to prior comment 4 and reissue the comment. It is not apparent how the consideration offered to foreign holders complies with Rule 13e-4(f)(8)(ii). Please contact the Office of Mergers & Acquisitions at the number below to discuss.

5. Please refer to response 4 in which you indicate the company may have the option of redeeming excess shares in cash or by issuing redemption notes. In addressing comment 4 above, please supplementally advise us of all alternative forms of consideration the company considered providing to foreign noteholders, inclusive of any cash options.

6. We note your response to prior comment 15 and await the filing of the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933, the Securities Exchange Act of 1934 and all applicable Securities and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3757 with any other questions.

Sincerely,

Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions